Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000




                                           <THIS 24F-2 FILING DATE>



        Merrill Lynch, Pierce, Fenner &
          Smith Incorporated as Agent
          for the Sponsors of certain
          Unit Investment Trusts
        800 Scudders Mill Road
        Plainsboro, New Jersey 08536


        Dear Sirs:


                  We have acted as special counsel for you and the other Sponsors of Municipal Investment Trust Fund, Multistate Series-96, Defined Asset Fund (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units") in accordance with the related Trust Indenture (the "Indenture") with The Chase Manhattan Bank as trustee (the "Trustee"). The accompanying Rule 24f-2 Notice (the "Notice") for the Fund makes definite in number the registration of Units sold in reliance upon the Rule during the fiscal period covered by the Notice. The Units covered by the Notice are hereinafter referred to as the "Registered Units".

             We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and instruments as we have deemed necessary or advisable for the purpose of this opinion.

             Based upon the foregoing, we are of the opinion that the Registered Units, assuming due execution and delivery of any certificates evidencing the Registered Units by the Sponsor and the Trustee and assuming payment for all registered Units in accordance with the Indenture, have been legally issued and are fully-paid and non-assessable.

                                           Very truly yours,


                                           /s/ Davis Polk & Wardwell